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                             November 15, 2022

       Peter Huang, Esq.
       Partner
       Skadden, Arps, Slate, Meagher & Flom LLP
       30/F, China World Office 2
       No. 1, Jianguomenwai Avenue
       Chaoyang District
       Beijing 100004
       People   s Republic of China

                                                        Re: O2Micro
International Limited
                                                            Schedule 13E-3
filed by O2Micro International Limited et al.
                                                            Filed October 31,
2022
                                                            File No. 005-61085

       Dear Peter Huang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in the preliminary statement.

       Schedule 13E-3 Filed October 31, 2022

       Background of the Merger, page 17

   1. Refer to the first paragraph on page 19. Disclosure in this paragraph indicates that
                                                        "Needham updated the
Special Committee on the status of its financial analyses, including certain preliminary
valuation considerations, and discussed....the potential market check and bidder outreach
process." We also note at the the May 17, 2022, June 7, 2022, and
                                                        July 21, 2022, meetings
Needham "updated the Special Committee on the progress of its financial analyses."
Each presentation, discussion, or report held with or presented by the financial advisor,
whether oral or written, is a separate report that requires a reasonably detailed description
meeting the requirements of Item 1015 of Regulation M-A. This
 Peter Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
November 15, 2022
Page 2
         requirement applies to both preliminary and final reports. If the above statements reference presentations made by Needham during the Special Committee's evaluation of the transaction, please supplement the disclosure to provide a reasonable detailed description of such meeting that satisfices the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of
         Schedule 13E-3 and Item 1016(c) of Regulation M-A.
Certain Financial Projections, page 33

2. Refer to the assumptions on page 34 marked with bullet points, including without limitation, references to:

                implement strategic focus on LED television, mobile computing, general lighting, industrial and automtive
                the gross margin as percentage will increase research and development expense selling, general and administrative

         Please revise the disclosure to quantify all assumptions, where practicable.
3. Please disclose the material factors that the Company expected to negatively impact growth prospects as discussed in (ii) on page 35.
Opinion of the Special Committee's Financial Advisor, page 36

4. The Discussion Materials filed as Exhibit (c)-(2) of Schedule 13E-3 should be summarized in considerable detail in the proxy statement. See Item 1015(b)(6) of
         Regulation M-A and Item 9 of Schedule 13E-3. Please revise this section to disclose the data underlying the results in each analysis prepared by Needham and to show how that information resulted in the multiples/values disclosed. As one example only, disclose the public companies valuation analysis starting on page 16.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Daniel Duchovny at
202-551-3619.



FirstName LastNamePeter Huang, Esq.                 Sincerely,
Comapany NameSkadden, Arps, Slate, Meagher & Flom LLP
                                                    Division of Corporation
Finance
November 15, 2022 Page 2                            Office of Mergers &
Acquisitions
FirstName LastName